Exhibit 12.1
STATEMENT RE COMPUTATION OF RATIOS

	Nine Months Ended	Year Ended December 31,
	September 30, 2009	2008	2007	2006	2005	2004
	(in thousands, except ratios)

Earnings:
Pre-tax income (loss)(5)	$(44,919)	$18,582	$(43,550)	$47,594	$27,528	$(9,406)
Less: income from equity investees	90	93	358	33	82	-
	(45,009)	18,489	(43,908)	47,561	27,446	(9,406)

Fixed charges (1):
Interest expense, gross (2) (5)	53,319	94,177	100,935	22,426	18,944	13,145
Interest portion of rent expense	3,874	5,163	4,098	2,241	2,512	2,696

a) Fixed charges	57,193	99,340	105,033	24,667	21,456	15,841

b) Earnings for ratio (3)	$12,184	$117,829	$61,125	$72,228	$48,902	$6,435

Ratios:
Earnings to fixed charges (b/a)	- (4)	1.2	- (4)	2.9	2.3	- (4)

Deficit of earnings to fixed charges	$(45,009)	$-	$(43,908)	$-	$-	$(9,406)

(1)	Fixed charges consist of interest on indebtedness and amortization of debt issuance costs plus that portion of lease rental expense representative of the interest factor.
(2)	Interest expense, gross, includes amortization of prepaid debt fees and discount.
(3)	Earnings for ratio consist of income (loss) from continuing operations before income taxes, less income (loss) from equity investees, plus fixed charges.
(4)
Due to Itron's losses in the nine months ended September 30, 2009, and the years ended December 31, 2007 and 2004, the coverage ratio was less than 1:1. Additional earnings of $45,009, $43,908, and $9,406 would have been needed to achieve a coverage ratio of 1:1 in each of those respective periods.

(5)
On January 1, 2009, we adopted FSP 14-1 and applied it retrospectively to all periods for which our convertible notes was outstanding. Our convertible notes were issued in August 2006. Therefore, pre-tax income (loss) and interest expense, gross reflect this restatement beginning in the year ended December 31, 2006. Refer to Note 1 of the condensed consolidated financial statements for further disclosure of the adoption of FSP 14-1.